THE GABELLI DIVIDEND & INCOME TRUST Investor Relations Team: Carter Austin Laurissa Martire David Schachter Bethany Uhlein (914) 921-5070 ClosedEnd@gabelli.com

PRESS RELEASE

For Immediate Release

GABELLI DIVIDEND & INCOME TRUST
TRUSTEES HAVE APPROVED SPIN-OFF OF
GABELLI PREFERRED SECURITIES TRUST
FOCUSING ON PREFERRED SECURITIES

Rye, NY – February 24, 2025 – The Board of Trustees of The Gabelli Dividend & Income Trust (NYSE: GDV) (the “Fund” or “GDV”) has approved the spin off a newly created closed-end fund (Gabelli Preferred Securities Trust or “GPS”) whose investment objective will be to seek income and capital appreciation by investing in preferred securities. As investor preferences change and vary across portions of the capital structure, the Fund, which has focused on common equity, is considering additional allocation to preferred securities.

The Fund would contribute approximately $150 million of its cash and/or securities to GPS and would then distribute all of the shares of GPS pro rata to the common shareholders of GDV. GPS will seek to have its shares listed on the New York Stock Exchange. Following the spin off, GPS is expected to deploy leverage, the amount of which is to be determined.

It is expected that GDV’s distribution policy will remain unchanged. The Board of Trustees of GPS will determine the distribution rate of the new closed-end fund at the time of the spin-off.

The transaction is expected to be voted upon at a meeting of shareholders of the Fund following requisite regulatory approvals. There are no assurances that such shareholder and regulatory approvals will be received.

The Board of Trustees of the Fund will determine the amount of cash and/or securities to be contributed, the number of shares to be distributed, and the record and distribution dates, which will be announced at a later time.

For more information regarding this press release, call:

Investor Relations Team

Carter Austin, Laurissa Martire, David Schachter, and Bethany Uhlein

(914) 921-5070

This press release is not intended to, and does not constitute an offer to purchase or sell any securities; nor is this press release intended to solicit a proxy from any shareholder. The solicitation of proxies in connection with the special meeting of shareholders to effect the transaction will only be made by a final, effective Registration Statement on Form N-14, which includes a definitive Proxy Statement/Prospectus, after the Registration Statement is declared effective by the Securities and Exchange Commission (the “SEC”). This Registration Statement has yet to be filed with the SEC. After the Registration Statement is filed with the SEC, it may be amended or withdrawn and the Proxy Statement/Prospectus will not be distributed to shareholders unless and until the Registration Statement is declared effective by the SEC.

The Fund and its trustees, officers and employees and the Fund’s investment adviser and its officers and employees and other persons may be deemed to be participants in the solicitation of proxies in connection with the special meeting of shareholders. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of the Fund’s trustees, officers and employees and other persons by reading the Proxy Statement/Prospectus relating to the special meeting of shareholders when it is filed with the SEC.

Investors and security holders of the Fund are urged to read the Proxy Statement/Prospectus and other documents filed with the SEC carefully and in their entirety when they become available because these documents will contain important information about the transaction. Investors should consider the investment objective, risks, charges and expenses of the Fund carefully. The Proxy Statement/Prospectus will contain information with respect to the investment objective, risks, charges and expenses of the Fund and other important information about the Fund.

Security holders may obtain free copies of the Registration Statement and Proxy Statement/Prospectus and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained after the Registration Statement becomes effective by calling the Fund toll-free at (914) 921-5070.

The Fund also files annual and semi-annual reports and other information with the SEC. You may request a free copy of our annual and semiannual reports or request other information about us and make shareholder inquiries by calling (914) 921-5070. You may also obtain copies of the Fund’s annual and semi-annual reports (and other information regarding the Fund) from the SEC’s website (http://www.sec.gov).

About The Gabelli Dividend & Income Trust

The Gabelli Dividend & Income Trust is a diversified, closed-end management investment company with $3.0 billion in total net assets whose primary investment objective is to provide a high level of total return with an emphasis on dividends and income. The Fund is managed by Gabelli Funds, LLC, a subsidiary of GAMCO Investors, Inc. (OTCQX: GAMI).

NYSE – GDV

CUSIP – 36242H104